EXHIBIT 21.1

List of Subsidiaries of Nine Energy Service, Inc.

Name	Jurisdiction

CDK Perforating, LLC	Texas

Crest Pumping Technologies, LLC	Delaware

Frac Technology AS	Norway

Magnum Oil Tools GP, LLC	Texas

Magnum Oil Tools International, LTD	Texas

MOTI Holdco, LLC	Delaware

Nine Downhole Norway AS	Norway

Nine Downhole Technologies, LLC	Delaware

Nine Energy Canada Inc.	Alberta, Canada

Nine Energy Service, LLC	Delaware

RedZone Coil Tubing, LLC	Texas